UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Waste Industries USA, Inc.
(Name of Issuer)

Common Stock (No Par Value)
(Title of Class of Securities)

941057 10 1
(CUSIP Number)

Ben I. Adler, Esq.
Goldman, Sachs & Co.
One New York Plaza
New York, NY 10004
(212) 902−1000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

Copy to:
Robert C. Schwenkel
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

December 17, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 941057 10 1	SCHEDULE 13D/A	Page 2 of 23 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 33,323
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 33,323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[1]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[2]
14	TYPE OF REPORTING PERSON HC-CO

1 This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by The Goldman Sachs Group, Inc. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and The Goldman Sachs Group, Inc. disclaims such membership.

2 Based on 14,156,037 shares of Common Stock outstanding on November 9, 2007, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2007, filed with the Securities and Exchange Commission on November 9, 2007 (the “Reported Shares Outstanding”).

CUSIP No. 941057 10 1	SCHEDULE 13D	Page 3 of 23 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 33,323
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 33,323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[3]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[4]
14	TYPE OF REPORTING PERSON BD-PN-IA

3 This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by Goldman, Sachs & Co. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Goldman, Sachs & Co. disclaims such membership.

4 Based on the Reported Shares Outstanding.

CUSIP No. 941057 10 1	SCHEDULE 13D	Page 4 of 23 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GS Direct, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[5]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%[6]
14	TYPE OF REPORTING PERSON OO

5 This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by GS Direct, L.L.C. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and GS Direct, L.L.C. disclaims such membership.

6 Based on the Reported Shares Outstanding.

ITEM 1.                      Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D originally filed on November 1, 2007 (the “Original 13D”) on behalf of The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”), and GS Direct, L.L.C. (“GS Direct” and collectively with GS Group and Goldman Sachs, the “Reporting Persons”) and is made by the Reporting Persons.7

This Amendment relates to the common stock, no par value (“Common Stock”), of Waste Industries USA, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 3301 Benson Drive, Suite 601, Raleigh, North Carolina 27609.  The Original 13D is hereby amended and supplemented by the Reporting Persons as set forth in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the meanings given in the Original 13D.

ITEM 2.                      Identity and Background

Item 2 of the Original 13D is hereby amended by replacing in their entirety the Schedules I, II-A and II-B incorporated therein by reference with Schedule I, II-A and II-B hereto which Schedules I, II-A and II-B are incorporated herein by reference into this Item 2.

ITEM 3.                      Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended by adding the following paragraphs at the end thereof:

On December 17, 2007, Marlin HoldCo LP, a Delaware Limited Partnership (“Parent”) and Marlin MergeCo Inc., a North Carolina corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) which is described in Item 4 below.  Parent and Merger Sub were formed by the Sponsors (as defined below), the Poole Members, and Mr. Perry for the purpose of entering into the Merger Agreement.  The aggregate amount required by Parent to pay the merger consideration, refinance the Issuer’s existing indebtedness, and pay related expenses in connection with the transactions contemplated by the Merger Agreement (the “Transactions”) is approximately $752.6 million.  The proceeds to pay such amount will be obtained by Parent and Merger Sub from equity contributions by the Sponsors (as defined below), senior subordinated mezzanine loan notes (the “Notes”) issued by a wholly-owned subsidiary of Parent and the direct parent of Merger Sub (“Midco”) to the Sponsors and Lonnie C. Poole, Jr. (one of the Poole Members), and senior secured debt facilities from the lender parties thereto.  In addition, it is contemplated that the Poole Members and Mr. Perry will contribute shares of Common Stock to Parent in exchange for equity interests of Parent.

7Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

In separate commitment letters (the “Sponsor Commitment Letters”), dated December 17, 2007, GS Direct and MIP Waste Holdings, L.P. (“MIP Waste Holdings” and collectively with GS Direct, the “Sponsors”) agreed, subject to the satisfaction or waiver of certain conditions as set forth therein, to (a) contribute an aggregate of approximately $144 million in cash to Parent in exchange for equity interests of Parent, and (b) purchase Notes for an aggregate purchase price of approximately $107 million in cash. This summary of the Sponsor Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the Sponsor Commitment Letters, which are referenced herein as Exhibits 7.01 and 7.02 and incorporated by reference in their entirety into this Item 3.

In addition, the Poole Members and Mr. Perry entered into separate commitment letters, dated as of December 17, 2007 (the “Rollover Commitment Letters”), pursuant to which the Poole Members and Mr. Perry agreed, subject to the satisfaction or waiver of certain conditions as set forth therein, to contribute in the aggregate up to approximately 4.4 million shares of Common Stock, at a price of $38.00 per share, to Parent (together with any rollover shares committed after the date hereof by management or directors of the Issuer, the “Rollover Shares”) in exchange for equity interests of Parent.  Lonnie C. Poole, Jr., one of the Poole Members, also agreed to purchase Notes for an aggregate purchase price of approximately $24 million in cash.  This summary of the Rollover Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the Rollover Sponsor Commitment Letters, which are referenced herein as Exhibits 7.03 through 7.09 and incorporated by reference in their entirety into this Item 3.

In addition, on December 17, 2007, Macquarie Infrastructure Partners International, L.P., Macquarie Infrastructure Partners Canada, L.P.,  Macquarie Infrastructure Partners A, L.P. (collectively the “Macquarie Entities”), and GS Direct entered into an amendment to the Debt Commitment Letter (the “Amendment to the Debt Commitment Letter”), pursuant to which the Wachovia Bank, N.A., HSBC Securities (USA) Inc., and HSBC Bank, N.A. agreed to extend their commitment to provide, subject to certain conditions as set forth therein, up to $455 million in debt financing, through a combination of term loan facilities in an aggregate principal amount of up to $310 million, capital expansion facilities in an aggregate principal amount of up to $75 million, and revolving credit facilities in an aggregate principal amount of up to $70 million, which financing will also be used to fund the merger consideration under the Merger Agreement and pay certain expenses as well as to refinance certain of the Issuer’s indebtedness and to fund general corporate expenditures for the operation of the Issuer following the closing of the Transactions.  This summary of the Amendment to the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Amendment to the Debt Commitment Letter which is referenced herein as Exhibit 7.10 and the Debt Commitment Letter which was filed as Exhibit 7.04 to the Original 13D; and each is incorporated by reference in its entirety into this Item 3.

ITEM 4.                      Purpose of Transaction.

Item 4 of the Original 13D is hereby amended by adding the following paragraphs at the end thereof:

On December 17, 2007, Lonnie C. Poole, Jr. transferred 700,000 of his shares of Common Stock to the Damas II Charitable Remainder Unitrust U/A/D December 13, 2007 (the “Damas Trust”).  On December 18, 2007, Jim W. Perry transferred 50,000 of his shares of Common Stock to the Perry 2007 Irrevocable Trust U/A/D December 13, 2007 (the “Perry Trust”).  In connection therewith, the Damas Trust and the Perry Trust signed a joinder agreement to the Support Agreement (the “Joinder”) agreeing to become parties to and be bound by the Support Agreement.  This summary of the Joinder does not purport to be complete and is qualified in its entirety by reference to the Joinder which is referenced herein as Exhibit 7.11 and incorporated by reference in its entirety into this Item 4.

On December 17, 2007, Parent, Merger Sub and the Issuer entered into the Merger Agreement, pursuant to which, subject to the satisfaction or waiver of the conditions as set forth therein, at the Effective Time (as defined in the Merger Agreement) Merger Sub will be merged with and into the Issuer with the Issuer surviving the merger, and pursuant to which all of the outstanding shares of Common Stock (other than Rollover Shares) will be converted into the right to receive $38.00 per share in cash.  The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement which is referenced herein as Exhibit 7.12 and incorporated by reference in its entirety into this Item 4.

On December 17, 2007, the Sponsors, the Poole Members, Mr. Perry, the Damas Trust and the Perry Trust entered into an Interim Investors Agreement (the “IIA”), which will govern their conduct in respect of the Transactions between the time of the signing of the Merger Agreement and the earlier of the closing of the merger contemplated thereby or the termination of the Merger Agreement, including matters such as determining whether any closing condition contained in the Merger Agreement has been satisfied or shall be waived by Parent or Merger Sub.  This summary of the IIA does not purport to be complete and is qualified in its entirety by reference to the IIA, which is referenced herein as Exhibit 7.13 and incorporated by reference in its entirety into this Item 4.

In connection with the transactions contemplated by the Merger Agreement, the Sponsors, the Poole Members, Mr. Perry, the Damas Trust and the Perry Trust formed Parent, Merger Sub and Marlin Holdco GP, LLC (“Holdco GP”), a Delaware limited liability company, to act as general partner of Parent.  The governing documents relating to Parent and Holdco GP generally provide that all management decisions of Parent and Holdco GP are subject to the terms of the IIA.   The foregoing summary of the Limited Partnership Agreement of Parent and the Limited Liability Company Agreement of Holdco GP does not purport to be complete and is qualified in its entirety by reference to the Limited Partnership Agreement of Parent and the Limited Liability Company Agreement of Holdco GP each of which is referenced herein as Exhibits 7.14 and 7.15, respectively, and are incorporated by reference into this Item 4.

In a Limited Guarantee, dated December 17, 2007 (the “Limited Guarantee”), each of the Macquarie Entities, GS Direct, the Poole Members, Mr. Perry, the Damas Trust and the Perry Trust unconditionally and irrevocably agreed, subject to certain conditions as set forth therein, to guarantee a portion of a termination fee owed by Parent, if and when due pursuant to Section 7.2(b) of the Merger Agreement. subject to certain caps.  This summary of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to Limited Guarantee, which is referenced herein as Exhibit 7.16 and incorporated by referenced in its entirety into this Item 4.

The purpose of the Transactions is to acquire all of the outstanding Common Stock.  If the Transactions are consummated, the Common Stock will be delisted from the NASDAQ Global Market, and will cease to be registered under the Securities Exchange Act of 1934, as amended (the  “Exchange Act”), and the Issuer will be privately held by the Sponsors, the Poole Members, Mr. Perry and any other members of the Issuer’s management who determine to invest in the Transactions after the date hereof.

ITEM 5.                      Interests in Securities of the Issuer.

Item 5 of the original 13D is amended and restated as follows:

(a)  As of December 17, 2007, GS Group and Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group, may be deemed to beneficially own 33,323 shares of Common Stock, which were acquired in ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group.  Such 33,323 shares of Common Stock constitute approximately 0.2% of the outstanding shares of Common Stock, based on the Reported Shares Outstanding.

The aggregate shares of Common Stock described above does not include shares of Common Stock beneficially owned by any other member of any “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, in which GS Group, Goldman Sachs, or GS Direct may be deemed a member.

         Other than as described in the following paragraph, GS Direct does not beneficially own any securities of the Issuer.

As a result of the matters described in Item 4 of the Original 13D and this Amendment, the Reporting Persons may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act, with, among others, the Poole Members and Mr. Perry. The Reporting Persons do not have affirmative information about any shares that may be beneficially owned by such other persons, other than the 6,027,738 shares of Common Stock reported as beneficially owned by the Poole Members and the 1,376,864 shares of Common Stock reported as beneficially owned by Mr. Perry in the Issuer’s Schedule 14A, filed with the SEC on April 30, 2007.  Each Reporting Person hereby disclaims membership in any “group” with any person and disclaims beneficial ownership of any shares of Common Stock that may be or are beneficially owned by, among others, the Poole Members and Mr. Perry.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release.  The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have investment discretion, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

(b)  Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c)  Schedule IV sets forth transactions in the Common Stock which were effected from October 23, 2007 through December 17, 2007, all of which were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group.  The transactions in the Common Stock described in Schedule IV were effected on the NASDAQ Stock Market, the NYSE Arca or over-the-counter market.

Except as set forth in Schedule IV hereto, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I, Schedule II-A and Schedule II-B hereto, from October 23, 2007 through December 17, 2007.

(d)  No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.

(e)  Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 above is incorporated by reference in its entirety into this Item 6.

ITEM 7.                      Material to Be Filed as Exhibits.

EXHIBIT	DESCRIPTION

7.01	GS Direct, L.L.C. Equity Commitment Letter, dated December 17, 2007.

7.02	MIP Waste Holdings, L.P. Equity Commitment Letter, dated December 17, 2007.

7.03	Lonnie C. Poole, Jr. Rollover Equity Commitment Letter, dated December 17, 2007.

7.04	Lonnie C. Poole, III Rollover Equity Commitment Letter, dated December 17, 2007.

7.05	Scott J. Poole Rollover Equity Commitment Letter, dated December 17, 2007.

7.06	Jim W. Perry Rollover Equity Commitment Letter, dated December 17, 2007.

7.07	Lonnie C. Poole, Jr. Grantor Trust Rollover Equity Commitment Letter, dated December 17, 2007.

7.08	Tailwalker Non-GST Trust Rollover Equity Commitment Letter, dated December 17, 2007.

7.09	Tailwalker Trust Rollover Equity Commitment Letter, dated December 17, 2007.

7.10	Amendment to the Debt Commitment Letter, dated December 17, 2007.

7.11	Joinder Agreement, dated December 17, 2007.

7.12	Agreement and Plan of Merger, dated December 17, 2007 by and among Waste Industries USA, Inc., Marlin HoldCo LLC, and Marlin MergeCo, Inc.

7.13	Interim Investors Agreement, dated December 17, 2007.

7.14	Agreement of Limited Partnership of Marlin HoldCo LP, dated December 17, 2007.

7.15	Limited Liability Company Agreement of Marlin HoldCo GP, LLC, dated December 17, 2007.

7.16	Limited Guarantee, dated December 17, 2007.

7.17	Power of Attorney, dated May 23, 2006, relating to The Goldman Sachs Group, Inc.

7.18	Power of Attorney, dated June 26, 2006, relating to Goldman, Sachs & Co.

7.19
Power of Attorney, dated August 24, 2007, relating to GS Direct, L.L.C. (incorporated by reference to Exhibit 7 to the Reporting Persons’ Schedule 13D filed in respect of Waste Industries USA, Inc. on November 1, 2007).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2007

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Felicia J. Rector
Name: Felicia J. Rector
Title: Attorney-in-fact

GOLDMAN, SACHS & CO.

By:	/s/ Felicia J. Rector
Name: Felicia J. Rector
Title: Attorney-in-fact

GS DIRECT, L.L.C.

By:	/s/ Felicia J. Rector
Name: Felicia J. Rector
Title: Attorney-in-fact

SCHEDULE I

The name and present principal occupation of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

Each person is a citizen of the United States of America except for Claes Dahlback, who is a citizen of Sweden.

NAME	PRESENT PRINCIPAL OCCUPATION
Lloyd C. Blankfein.	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.

Gary D. Cohn	President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

Jon Winkelreid	President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

John H. Bryan	Retired Chairman and Chief Executive Officer of Sara Lee Corporation

Claes Dahlback	Senior Advisor to Investor AB and Senior Advisor to Foundation Asset Management

Stephen Friedman	Chairman of Stone Point Capital

William W. George	Professor of Management Practice at the Harvard Business School, Retired Chairman and Chief Executive Officer of Medtronic, Inc.

Rajat K. Gupta	Senior Partner of McKinsey & Company

James A. Johnson	Vice Chairman of Perseus, L.L.C.

Lois D. Juliber	Retired Vice Chairman of Colgate-Palmolive Company

Edward M. Liddy	Chairman of The Allstate Corporation

Ruth J. Simmons	President of Brown University

SCHEDULE II-A

The name and present principal occupation of each member of the Principal Investment Area GS Direct Investment Sub-Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in reviewing all material investing and harvesting transactions proposed to be entered into by GS Direct, L.L.C., are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Byron D. Trott and Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606 and the business address of Bjorn P. Killmer is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

All members listed below are United States citizens, except as follows: Ravi Sinha is a citizen of India and the United States and Bjorn P. Killmer is a citizen of Germany.

NAME	PRESENT PRINCIPAL OCCUPATION

Richard A. Friedman	Managing Director of Goldman, Sachs & Co.

Ben I. Adler	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director of Goldman, Sachs & Co.

Bjorn P. Killmer	Managing Director of Goldman Sachs International

Gregg R. Lemkau	Managing Director of Goldman, Sachs & Co.

Gavin O’Conner	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Managing Director of Goldman, Sachs & Co.

Ravi Sinha	Managing Director of Goldman, Sachs & Co.

Byron D. Trott	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Managing Director of Goldman, Sachs & Co.

SCHEDULE II-B

The name, position, and present principal occupation of each executive officer of GS Direct, L.L.C. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Hughes B. Lepic, Robert R. Gheewalla, Michael M. Furth, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Martin Hintze, Joanna Dzuibak Hislop, and Steven R. Sher is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.  The business address of Sang Gyun Ahn, Hsueh J. Sung, Stephanie M. Hui, and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong.  The business address of Joseph P. DiSabato is 555 California Street, San Franciso, CA 94104.  The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; Bjorn P. Killmer, Steffen J. Kastner, Martin Hintze, and Oliver Thym are citizens of Germany; Hsueh Sung is a citizen of Taiwan; Ankur A. Sahu and Sanjay H. Patel are citizens of India; Sang Gyun Ahn is a citizen of South Korea; Stephanie M. Hui is a citizen of Hong Kong; Steven R. Sher is a citizen of South Africa; Joanna Dzuibak Hislop, Sarah E. Smith, Stephanie M. Hui, and Steven R. Sher are citizens of the United Kingdom; and Michael M. Furth is a citizen of Ireland and the United States.

NAME	POSITION	PRESENT PRINCIPAL OCCUPATION

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Ben I. Adler	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Sang Gyun Ahn	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

John F.X. Daly	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist	Managing Director, Vice President and Secretary	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Managing Director and Vice President	Managing Director of Goldman Sachs International

Robert R. Gheewalla	Managing Director and Vice President	Managing Director of Goldman Sachs International

Joseph H. Gleberman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Bradley J. Gross	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Philip W. Grovit	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Melina E. Higgins	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Martin Hintze	Managing Director and Vice President	Managing Director of Goldman Sachs International

Joanna Dzuibak Hislop	Managing Director and Vice President	Managing Director of Goldman Sachs International

Stephanie M. Hui	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Adrian M. Jones	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Steffen J. Kastner	Managing Director and Vice President	Managing Director of Goldman Sachs International

Stuart A. Katz	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Bjorn P. Killmer	Managing Director and Vice President	Managing Director of Goldman Sachs International

Michael E. Koester	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Managing Director and Vice President	Managing Director of Goldman Sachs International

Sanjeev K. Mehra	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Sanjay H. Patel	Managing Director and Vice President	Managing Director of Goldman Sachs International

Kenneth A. Pontarelli	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) Ltd.

Muneer A. Satter	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Steven R. Sher	Managing Director and Vice President	Managing Director of Goldman Sachs International

Hsueh J. Sung	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Oliver Thym	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.

Andrew E. Wolff	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Christine Vollertsen	Vice President	Vice President

Mitchell S. Weiss	Vice President	Vice President of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Treasurer	Managing Director of Goldman, Sachs & Co.

Elizabeth E. Beshel	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Steven M. Bunson	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Sarah E. Smith	Assistant Treasurer	Assistant Treasurer

Julie Abraham	Assistant Secretary	Vice President and Assistant General Counsel of Goldman, Sachs & Co.

Beverly O’Toole	Assistant Secretary	Vice President of Goldman, Sachs & Co.

Ken Josselyn	Assistant Secretary	Managing Director of Goldman, Sachs & Co.

Esta E. Stecher	Assistant Secretary	Managing Director of Goldman, Sachs & Co.

Matthew E. Tropp	Assistant Secretary	Vice President and Associate General Counsel of Goldman, Sachs & Co.

SCHEDULE IV

Purchase (P) / Sale (S)	SHARES	PRICE	TRADE DATE	SETTLEMENT DATE
P	6	$29.06	10/23/2007	10/26/2007
P	48	$28.82	10/23/2007	10/26/2007
S	48	$28.82	10/23/2007	10/26/2007
P	71	$35.13	10/23/2007	10/26/2007
S	71	$36.22	10/23/2007	10/26/2007